QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus +357 22-65-33-90, fax +357 22-76-09-18, office@qiwi.com.cy, qiwi.com

December 29, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Robert Shapiro Lyn Shenk Nicholas Nalbantian Cara Wirth

RE:	QIWI PLC
Form 20-F for Fiscal Year Ended December 31, 2021
Filed April 29, 2022
File No. 001-35893

Ladies and Gentlemen:

I am writing on behalf of QIWI PLC (“QIWI”, “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated December 15, 2022 (the “Comment Letter”) with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) as filed with the Commission on April 29, 2022.

This letter is being filed with the Commission electronically via the EDGAR system today. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff's convenience, we have set forth below each of the numbered comments of your letter in italics followed by QIWI’s responses thereto. Capitalized terms used but not defined in this letter have the meanings given to them in the Form 20-F.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

Form 20-F for Fiscal Year Ended December 31, 2021

D. Risk Factors, page 7

Comment 1: We note you provide a number of financial services functions and have assets in Russia. Consider disclosing the risk that the Russian government may nationalize your assets and quantify the potential impact to your financial statements, if material.

Company Response:

We respectfully refer the Staff to the disclosure included in the risk factor “The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition.”… “In addition, Russia has imposed, or is considering, other severe measures aimed at mitigating the effect of sanctions, including significant restrictions on foreign companies executing transactions and generally doing business in Russia, nationalization of foreign-held businesses under certain circumstances, criminalization of compliance with sanctions, and others.” …“Overall, the military conflict in Ukraine is continuing to unravel, and we cannot predict how it will unfold or the impact it will have on our business or results of operations.” on pages 9-12 of the Form 20-F that the Company believes appropriately discloses this potential risk. On the date of the Annual Report the Company was not and on the date of this letter the Company is not aware of any plans by the Russian Government to nationalize the Company’s assets in Russia.

Risks Relating to Current Geopolitical Environment

The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries' sanctions that have..., page 9

Comment 2: We note your disclosure on page 11 that two of your former directors, Nadiya Cherkasova and Elena Titova, have been designated under US and EU sanctions. Please explain whether and how the sanctions imposed on these individuals, and in the case of Elena Titova her immediate resignation as a director following her designation as a sanctioned person, had or may have a material impact on your business.

Company Response:

We respectfully inform the Staff that the board changes in March and April of 2022 had no material impact on our business and they are not expected to have any material impact on our business in the future. Ms. Nadiya Cherkasova and Ms. Elena Titova voluntarily stepped down as members of the Board of Directors of QIWI PLC on March 21, 2022 and April 20, 2022, respectively. As a result of Ms. Titova’s resignation the Company was temporarily not compliant with Rule 5605(c)(2) of the Nasdaq Rules. This has been disclosed on page 117 of our Form 20-F under Item 6C: “As a result of Ms. Titova’s resignation from the Board, the Company is not compliant with Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors… the Company must evidence compliance no later than October 17, 2022.” The non-compliance was remediated following the election of the Board of Directors at the Annual General Meeting held on September 21, 2022 and therefore within the remediation period prescribed by Nasdaq.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

Trading in our ADSs has been halted by Nasdaq and there can be no assurance when or if it will resume, while trading in our ADSs on the..., page 12

Comment 3: We note your disclosure that trading in your ADSs has been halted. Please describe any corollary impacts associated with the trading halt. For example, describe whether such trading suspension may trigger default or redemption rights associated with existing debt.

Company Response:

We respectfully inform the Staff that the trading halt of our ADSs did not result in any default or redemption rights under any of our existing debt facilities or bond instruments and has not in any other material way affected our operations.

Risks Relating to Our Business and Industry

Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to..., page 28

Comment 4: We note your risk factor that you may be subject to cyberattacks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks. Additionally, if there have been more recent cyberattacks since your last disclosed event that occurred in January 2014, please revise to state as much and update your risks to reflect your current status.

Company Response:

We respectfully inform the Staff that we do not believe that we face any new or heightened risks of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine. Furthermore, our operations have not been subject to any material cyberattacks since January 2014. In March and April 2022 we experienced an increase in the number of denial-of-service (DDos) attacks and we immediately reacted by increasing the capacity of our servers. We do not consider these DDoS attacks material, they did not succeed in having any material impact on our operations or our information technology systems, and such attacks were successfully resolved within our routine information security processes. We describe “Our Technology Platform” along with the “Information Security” features under Item 4B on page 69 of the Form 20-F.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

B. Business Overview
Employees, page 73

Comment 5: Please disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.

Company Response:

We respectfully inform the Staff that we continue to maintain a workforce in Russia and this has not been affected by the recent geopolitical events.

A Russian law governed employment agreement may be terminated in accordance with the general provisions provided for under Russian labor law. Under Russian labor law in the event the Company liquidates its operations in Russia it will be required to pay its Russian employees up to 3 months of severance payments in cases where an employee could not find another job within a certain period of time. The Company neither has plans to liquidate its Russian operations nor expects to terminate the employment of its employees located in Russia, and therefore we do not see a material risk arising from the Company’s obligations under Russian labor law. Therefore, the Company respectfully submits to the Staff that no additional disclosure is required in the Form 20-F to address this point.

Comment 6: Please disclose any material risks posed to your business directly or indirectly due to having most of your employees located in Russia, for example relating to security, internet accessibility, or other infrastructure concerns. In addition, disclose steps you have taken or may take to address these risks, such as relocating personnel to other geographic regions.

Company Response:

We respectfully inform the Staff that other than as disclosed in our Form 20-F, as of the date of our Form 20-F and as of the date of this letter we do not believe there any material risks posed to our business, directly or indirectly, due to having our employees located in Russia, including risks relating to security, internet accessibility, or other infrastructure concerns. If the Company faces any such risks in the future its board and management may consider appropriate actions available to the Company to address such risks, including, if required, the relocation of any of our employees.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

Item 5. Operating and Financial Review and Prospects, page 80

Comment 7: We note that a portion of your operations or those of companies with which you do business is conducted through kiosks located in Russian and Kazakhstan. Please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

•	resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

•	resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine. If the impact is not material, please explain why.

Company Response:

We respectfully inform the Staff that the Company did not experience any direct or indirect material impact in the performance of its kiosks and terminals network in Russia and Kazakhstan due to Russia’s invasion of Ukraine.

We also respectfully refer the Staff to our disclosure on page 88 of Form 20-F “Impact of geopolitical developments in Russia and related sanctions” and references provided in this section to Item 3D Risk Factors – “The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition” as a general overview of the direct or indirect impact of Russia’s invasion of Ukraine on our business.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

With respect to the Staff’s comment relating to the impact on the Company’s operations from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede our ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers we respectfully submit that:

•	as of the date of the Form 20-F and as of the date of this letter, the Company was not and is currently not required to seek any governmental approvals in order to continue its operations as a result of the sanctions;

•	the Company disclosed potential risks on currency exchange, export and capital controls on page 10 of its Form 20-F: “These and other numerous sanctions introduced in the wake of the full-blown military conflict in Ukraine, particularly the cut-off of CBR's access to its international reserves, resulted in rapid deterioration of Russia’s financial ecosystem, liquidity issues at numerous players in the industry, widespread bank runs, and foreign currency shortages…To mitigate the high exchange rate and financial market volatility, and to preserve remaining foreign currency buffers, Russia's authorities have introduced capital-control measures that prevent currency outflows…. The sanctions imposed on Russia together with its retaliatory response have materially impaired ability of Russian entities to execute cross-border transactions… Discussions are constantly ongoing with respect to introduction of further sanctions, including various limits on trade in energy with Russia (in addition to those already introduced), which represent a major source of income for the country. If such measures are adopted, this could further exacerbate the economic crisis unraveling in Russia.” … “These sanctions have had and will continue to have the effect of damaging the Russian economy to the point of likely sending it into a major recession in 2022-2023.” In addition, in our Form 20-F we disclosed that we are exposed to currency risks as our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies - see Item 11 Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk on page 146 of Form 20-F. We also refer the Staff to page 88 of our Form 20-F where we provide our view on impact of geopolitical developments in Russia with respect to cross-border operations affected amongst others by currency restrictions and capital control measures, and state: “Despite the limitations on cross-border transactions, payments and fund transfers as further described below, we do not expect any meaningful impact from such limitations, as 87% of our operations are denominated in Rubles (which are not affected by sanctions in any way). Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market.”, “Russian authorities have introduced capital-control measures that prevent currency outflows. Such measures affect our ability to transfer funds from our Russian subsidiaries to our Cypriot parent company, QIWI plc. Although most of our assets are located in Russia, most of our contractual obligations are performed in Russia and QIWI plc has enough reserves in its accounts to fulfil its commitments, we are still taking such capital-control measures into account when considering distribution of dividends and other cash expenditure”;

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

•	the Company does not have any assets located in Ukraine and does not currently have any plans to sell any of its assets in Belarus or Russia.

With respect to the comment of the Staff on considering any impact resulting from the reaction of our investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation, we kindly refer the Staff to our disclosure on pages 10 and 11 of the Form 20-F: “In addition, in response to the Ukraine conflict, numerous companies from the U.S., the EU, the UK and other countries have suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even where not necessitated by the sanctions regime. It has been observed that businesses from the United States, the European Union, the United Kingdom and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Qiwi Bank unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions.”, “Our business and reputation could be adversely affected if we were to be designated under any sanctions program. Investors will be adversely affected if we are so designated, resulting in their investment in our securities potentially being prohibited or restricted. Furthermore, some U.S., UK or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place, which may adversely affect the liquidity and price of our ADSs.” We refer to the following paragraphs regarding the impact from limited cross-border operations on page 88 of our Form 20-F “Despite the limitations on cross-border transactions, payments and fund transfers as further described below, we do not expect any meaningful impact from such limitations, as 87% of our operations are denominated in Rubles (which are not affected by sanctions in any way). Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market.”, and with respect to Visa and Mastercard on page 89 of our Form 20-F “Combined share of Visa and MasterCard operations affected by the suspension of their services for 2019, 2020 and 2021 constituted 0.5%, 1.1% and 1.3% of Payment Services payment volume, respectively.” which we considered as not material. On page 89 of our Form 20-F we state: “Certain businesses from the United States, the European Union and other countries, wound down or substantially scaled back, or announced plans to wind down or scale back, their operations in Russia or with Russian counterparts, and other businesses are exhibiting an overall trend of avoiding any associations with Russia or Russian persons. In light of this, we risk having limited access to and supply of technologies. We believe our current technological solutions will allow us to continue operations; however, a prolonged suspension of access or supply of hardware, software or other technologies may adversely affect our operations materially over time. A switch to locally produced software and hardware may also negatively affect the performance and safety features of our systems, and consequently, the quality of our services may be affected.”

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, including Russia, which is reflected in Note 26 to consolidated financial statements “Income tax” on page F-60 of our Form 20-F. We also pay social security taxes and other taxes in Russia for activities conducted by our subsidiaries in Russia, which is described in Note 3.10.2 to consolidated financial statements “Social contributions and defined contributions to pension fund” on page F-22 of our Form 20-F.

With respect to the Staff’s comment on risk of our assets or operations being nationalized we respectfully refer the Staff to page 10 of the Form 20-F (emphasis added): “In addition, Russia has imposed, or is considering, other severe measures aimed at mitigating the effect of sanctions, including significant restrictions on foreign companies executing transactions and generally doing business in Russia, nationalization of foreign-held businesses under certain circumstances, criminalization of compliance with sanctions, and others.” As of the date of the Form 20-F and as of the date of this letter we are not aware of the Russian or any other government seeking to nationalize our assets or operations in Russia, Belarus or Ukraine. There is a hypothetical risk of events occurring that may affect our results of operations and our assets due to the volatility of the current situation which we disclose on page 12 of our Form 20-F: “Overall, the military conflict in Ukraine is continuing to unravel, and we cannot predict how it will unfold or the impact it will have on our business or results of operations.”

We respectfully submit to the Staff that our existing disclosure adequately addresses the points raised by the Staff in its comment.

Operating Measures

Impact of geopolitical developments in Russia and related sanctions, page 87

Comment 8: Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and related sanctions. Expand your discussion of the impacts to your B2B operations that have been negatively impacted by the sanctions and how the banning of certain Russian bank from the SWIFT payment by the European Union has impacted the following:

•	Digital commerce due to limitations on cross border transactions;
•	CONTACT money remittances business, due to limitations introduced on international money transfers;
•	The Flocktory business, due to the exit of certain Western businesses;
•	MasterCard and Visa suspending membership of all their Russian members, including QiWi bank.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

Company Response:

With respect to the comment of the Staff on disclosing trends or uncertainties that had or were reasonably likely to have a material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and related sanctions available at the date of publication of the Annual Report, we respectfully refer the Staff to our disclosure on pages 88-89 of our Form 20-F under the heading “Impact of geopolitical developments in Russia and related sanctions” and Item 3D Risk Factors – “The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition” and Note 31 “Events after the reporting date” of the audited consolidated financial statements included in our Form 20-F. We note that “While the current sanctions generally do not target QIWI directly … there can be no assurance that additional sanctions affecting our company will not be imposed. These sanctions have had and will continue to have the effect of damaging the Russian economy. In addition, the introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops…We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice.” In Note 31 to our audited consolidated financial statements included in our Form 20-F under the heading “Events after the reporting date” on page F-79 we state: “The Group has formed in advance a liquidity reserve, including cash in rubles and foreign currency, to provide stability of the its operations. All necessary measures have been taken to ensure uninterrupted payments and meet the needs of the Group’s customers. Under the different stress scenarios, the Group has in place different plans and options all of which are at present available to the management to meet the range of reasonable possible challenges.”

We would also like to bring to the Staff’s attention that our Form 6-Ks furnished with the SEC for 1Q 2022, 1H 2022 and 9M 2022 in which we disclose results of our operating and financial performance for the respective periods do not mention any material adverse financial impact from the sanctions other than as a result of foreign exchange fluctuations. As mentioned above our Form 20-F already discloses that we are exposed to currency risks as our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies - see Item 11 Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk on page 146 of our Form 20-F.

With respect to comments of the Staff regarding negative impact on Digital Commerce and CONTACT money remittances business driven by the ban of certain Russian bank from the SWIFT payment by the European Union, we respectfully refer the Staff to our disclosure on pages 88-89 of the Form 20-F where we state: “On March 2, 2022, certain Russian financial institutions were banned from the SWIFT payment system by the European Union. Under these circumstances, we rely on our wide network of partners and banks that play a vital role in our operations to adopt alternative payment systems and adapt to a new reality. However, in the event that Russia is disconnected from the SWIFT payment system completely, cross-border trade with Russia would be disrupted, and as a result, we would not be able to service any cross-border transactions.”, “Despite the limitations on cross-border transactions, payments and fund transfers as further described below, we do not expect any meaningful impact from such limitations, as 87% of our operations are denominated in Rubles (which are not affected by sanctions in any way). Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market.”

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

With respect to impact on the Flocktory business, due to the exit of certain Western businesses we respectfully refer the Staff to our disclosure on page 12 of the Form 20-F where we state: “A vast majority of major Western businesses have suspended, wound down or substantially scaled back activities in Russia or stopped dealings with Russian counterparts due to what ostensibly is a combination of compliance, political, reputational, and other reasons, in a manner that goes significantly beyond the mere compliance with applicable sanctions.” We note that this affected Flocktory’s results in the short-term due to changes in the client base. It however had no material effect on QIWI’s business and results of operations as Flocktory represents less than 1% share of our revenue.

With respect to impact from MasterCard and Visa suspending membership of all their Russian members including QIWI bank, we respectfully refer the Staff to our disclosure on page 89 of our Form 20-F where we state: “Combined share of Visa and MasterCard operations affected by the suspension of their services for 2019, 2020 and 2021 constituted 0.5%, 1.1% and 1.3% of Payment Services payment volume, respectively.”. Therefore, we do not consider this change in the operations of MasterCard and Visa as materially affecting our business and results of operations.

We respectfully submit to the Staff that our Form 20-F disclosure adequately addresses the points raised by the Staff in its comment.

General

Comment 9: To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia during the ongoing conflict between Russia and Ukraine, which could negatively impact the overall demand for your services, including your ongoing operations or your results of operations.

Company Response:

We respectfully submit to the Staff that our Form 20-F adequately discloses this risk and we refer the Staff to our disclosure on page 11 of our Form 20-F where we state: “Our business and reputation could be adversely affected if we were to be designated under any sanctions program. Investors will be adversely affected if we are so designated, resulting in their investment in our securities potentially being prohibited or restricted. Furthermore, some U.S., UK or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place, which may adversely affect the liquidity and price of our ADSs.”, and our response to Comment 8 above. To date we have not been subject to increased reputational risk as a result of the ongoing conflict between Russia and Ukraine.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

Comment 10: Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Company Response:

We respectfully refer the Staff to our disclosure on 116 of the Form 20-F where we believe that we adequately summarize the primary role of our Board: “The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company.” We would like to inform the Staff that the Board regularly receives and analyzes reports from QIWI’s management regarding various matters, including amongst others sanctions compliance, risk management status, cybersecurity statistics, employee matters, KPI updates and updates on other matters related to Company’s operations in the countries in which we operate. We do not have assets, operations or employees located in affected regions.

Comment 11: We note your disclosure on page 9 that a number of Russian banks, for example Sberbank and Alfa-Bank, are now subject to US and EU sanction regimes. However, we also note that on page 63, and elsewhere in the filing, that as of December 31, 2021 you were still processing funds for most major Russian retail banks. Please clearly disclose whether you are currently still accepting or processing payments for any now sanctioned entities and update your risk factors as appropriate.

Company Response:

We respectfully submit that our Form 20-F clearly discloses our interactions with sanctioned entities in compliance with applicable law. We kindly refer the Staff to our disclosure on pages 10 and 11 of Item 3D of our Form 20-F, risk factor “The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition.”: “In the ordinary course of our business, we may accept payments from consumers to, or otherwise interact with certain entities that are the targets of U.S. sanctions. We operate primarily within the Russian financial system and, accordingly, have various kinds of relationships with all of the banks that have been sanctioned since 2014, although we do not believe such relationships to be material to any of them.” “In addition, because of the nature of our business, we do not generally identify our customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, we are not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists. Furthermore, there can be no assurance that our customers are not accessing our services from a sanctioned territory.” “We believe that our interaction with sanctioned Russian banks and potential interaction with designated individuals, as well as other interactions we may potentially have with entities and persons that may be subject to U.S., EU or UK economic and financial sanctions does not contravene any law.” In its future filings the Company will update its disclosure to reflect how the then applicable sanctions regime may be affecting its operations.

Robert Shapiro

Lyn Shenk

Nicholas Nalbantian

Cara Wirth

December 29, 2022

Comment 12: Please disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict.

Company Response:

We respectfully refer the Staff to our response to comment 9 above. The Company and its Board will continue to analyze the effects, if any, from the conflict between Russia and Ukraine on the Company’s operations and will take any action that is appropriate for the Company and its shareholders.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at +35725028091 or ir@qiwi.com.

Sincerely,

/s/ Alexey Mashchenkov
Chief Financial Officer